Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholder

Intrepid Potash, Inc.:

We consent to the use of our reports dated March 12, 2008 with respect to the consolidated balance sheets of Intrepid Mining LLC and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, members’ equity (deficit) and comprehensive income, and cash flows for the years then ended, as well as with respect to the balance sheet of Intrepid Potash, Inc. as of December 31, 2007, both included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

KPMG LLP

Denver, Colorado

April 3, 2008